Exhibit 3.1

April 16, 2019 Amendment

to the

Fourth Amended and Restated

Articles of Incorporation

of

Old National Bancorp

Article VIII, Section 4 of the Fourth Amended and Restated Articles of Incorporation of Old National Bancorp shall be amended by deleting Article VIII, Section 4 in its entirety and replacing it with the following:

Section 4.  By-Laws of the Corporation.

Any provisions of the By-Laws may be made, altered, amended or repealed by either:

(a)

the Board of Directors by an affirmative vote of not less than a majority vote of the actual number of directors elected and qualified from time to time shall have the power, without the assent or vote of the shareholders, to make, alter, amend or repeal the By-Laws of the Corporation, or

(b)

the affirmative vote of not less than a majority of all votes entitled to be cast by the shareholders on the matter at any meeting of the shareholders, provided that the proposed addition, alteration, amendment, or repeal is contained in the notice of such shareholder meeting.

The Board of Directors may, by resolution adopted by a majority of the actual number of directors elected and qualified, from time to time, designate from among its members an executive committee and one or more other committees, each of which, to the extent provided in the resolution, the Articles of Incorporation, or the By-Laws, may exercise all of the authority of the Board of Directors of the Corporation, including, but not limited to, the authority to issue and sell or approve any contract to issue and sell, securities or shares of the Corporation or designate the terms of a series of a class of securities or shares of the Corporation.  The terms which may be affixed by each such committee include, but are not limited to, the price, dividend rate, and provisions of redemption, a sinking fund, conversion, voting, or preferential rights or other features of securities or class or series of a class of shares.  Each such committee may have full power to adopt a final resolution which sets forth those terms and to authorize a statement of such terms to be filed with the Secretary of State.  However, no such committee has the authority to declare dividends or distributions, amend the Articles of Incorporation or the By-Laws, approve a plan of merger or consolidation even if such plan does not require shareholder approval, reduce earned or capital surplus, authorize or approve the reacquisition of shares unless pursuant to a general formula or method specified by the Board of Directors, or recommend to the shareholders a voluntary dissolution of the Corporation or a revocation thereof.  No member of any such committee shall continue to be a member thereof after he ceases to be a Director of the Corporation.  The calling and holding of meetings of any such committee and its method of procedure shall be determined by the Board of Directors.  A member of the Board of Directors shall not be liable for any action taken by any such committee if he is not a member of that committee and has acted in good faith and in a manner he reasonably believes is in the best interest of the Corporation.